April 1, 2025

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Alyssa Wall and Amanda Ravitz

Re: Oxbridge Re Holdings Limited
Definitive Proxy Statement on Schedule 14A
Filed May 1, 2023
File No. 001-36346

Dear Ms. Wall and Ms. Ravitz:

We are writing in response to the comment letter dated January 3, 2024 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Oxbridge Re Holdings Limited (the “Company”).

We appreciate the Staff’s comments and have addressed each of the matters raised in Items 1, 2, and 3 of the Comment Letter in our most recent Pay versus Performance disclosures included in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2024, which is publicly available at: https://www.sec.gov/Archives/edgar/data/1584831/000149315224016960/formdef14a.htm

Specifically:

1.	Numerical Breakout of Compensation Adjustments: We included all numerical amounts added and deducted pursuant to Regulation S-K Item 402(v)(2)(iii) in determining the compensation actually paid to our non-PEO named executive officer, in accordance with Item 402(v)(3).

2.	Clarification of Equity Award Reconciliation Table: The reconciliation table was updated to clearly distinguish and correctly value equity awards granted in prior years that vested in the relevant year, using the difference between the fair value at the end of the prior fiscal year and the vesting date, in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K. The table headings were also revised for accuracy.

3.	Consistency in Presentation: All graphical presentations of compensation actually paid (CAP) were revised to present figures consistently, with clarifying labels such as “In Thousands” applied uniformly where appropriate.

We trust that the revisions in our 2024 Proxy Statement (as well as our recently filed 2025 Proxy Statement) adequately address the Staff’s comments. Please feel free to contact me directly at +1 345 547 3540 or via email at wtimothy@oxbridgere.com with any further questions or comments.

Sincerely,

/s/ Wrendon Timothy
Wrendon Timothy
Chief Financial Officer & Secretary
Oxbridge Re Holdings Limited

Oxbridge Re Holdings Limited

Suite 201, 42 Edward Street, Georgetown,Grand Cayman, KY1-9006, Cayman Islands

Telephone +1 345 749 7570, www.oxbridgere.com